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RECEIVED

MAR 0 4 2014

193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/13___ AND ENDING___12/31/13___

                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FALLBROOK CAPITAL SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26610 AGOURA ROAD, SUITE 120
                       (No. and Street)

CALABASAS   CA   91302

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
               JIM GARRARD   404 401-4185
                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WJB & Co., P.C.
                              (Name – if individual, state last, first, middle name)
1720 Epps Bridge Parkway
Suite 108-381   Athens   GA   30606

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

VW
3/26/14

OATH OR AFFIRMATION

I, __Brandt Blanken__ _____ _, _, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__FALLBROOK CAPITAL SECURITIES CORP.__ , as

of _____ __December 31__ , 20 __13__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FALLBROOK CAPITAL SECURITIES CORP.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2013
AND INDEPENDENT AUDITORS' REPORT

Wade J. Bowden & Company CPAs, P.C.

FALLBROOK CAPITAL SECURITIES CORP.

Table of Contents

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Fallbrook Capital Securities Corp.

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Fallbrook Capital Securities Corp. (the Company) as of December 31, 2013, and the related statements of income, changes in equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fallbrook Capital Securities Corp. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

WJB&Co., P.C.

Athens, Georgia
February 22, 2014

WJB & CO., P.C.
1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

FALLBROOK CAPITAL SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CURRENT ASSETS:

Cash	$	137,188
Accounts receivable		4,580
Prepaid expenses		2,600
TOTAL ASSETS	$	144,368

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

Commissions payable		54,542
Total liabilities	$	54,542

STOCKHOLDER'S EQUITY:

Capital stock no par value, 100 shares authorized, issued and outstanding		-
Additional paid-in-capital		24,057
Retained earnings		65,768
Total stockholder's equity		89,825
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	144,368

See Independent Auditors' Report and
Notes to Financial Statements.

FALLBROOK CAPITAL SECURITIES CORP.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUE:		
M&A Fees	$	1,308,431
Commissions		346,119
Total Revenue	$	1,654,550
OPERATING EXPENSES:		
Commissions, salaries and benefits		1,449,276
Legal and professional fees		48,081
Reimbursable expenses		41,996
Occupancy and administrative		31,725
Taxes, licenses and permits		26,774
Bad debt		14,000
Insurance		12,459
Office		2,834
Total expenses	$	1,627,145
Net income before interest income		27,405
Interest Income		51
Net Income	$	27,456

FALLBROOK CAPITAL SECURITIES CORP.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

SHAREHOLDER'S EQUITY, JANUARY 1	$	62,369
Net Income		27,456
SHAREHOLDER'S EQUITY, DECEMBER 31	$	89,825

FALLBROOK CAPITAL SECURITIES CORP.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

OPERATING ACTIVITIES:	
Net Income	$ 27,456
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	10,420
Increase in prepaid expenses	(2,600)
Increase in commissions payable	46,510
Net cash provided by operating activities	81,786
NET INCREASE IN CASH	81,786
CASH AT BEGINNING OF YEAR	55,401
CASH AT END OF YEAR	$ 137,188

FALLBROOK CAPITAL SECURITIES CORP.

1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization and Nature of Business
Fallbrook Capital Securities Corp. (the "Company") is a broker-dealer registered
with the Securities and Exchange Commission (SEC) and the Financial Industry
Regulatory Authority, Inc. (FINRA). In 2000, the Company reached an agreement with
the NASD (now FINRA). The agreement was amended in March, 2007 to include
additional services. Currently the Company can engage in business set forth as follows:

The firm is approved to conduct business in private placements, limited partnerships,
mutual funds, merger & acquisition activity and third party marketing of hedge funds.

Basis of Presentation
The Company's main office is located in Calabasas, California and has twenty-four
registered persons. The Company's Revenue is derived from (1) commissions
generated on a best-efforts basis, from the sale of private placements of direct
participation programs of tax incentive investments to corporate and institutional
investors; and (2) from fees generated from mergers and acquisitions activities, also
on a best-efforts basis.

Income Taxes
The Company, with the consent of its sole stockholder, has elected to be taxed as an S
Corporation under Subchapter S of the Internal Revenue Code that provides, in lieu of
corporate income taxes, the stockholder separately accounts for his share of the
Company's items of income, deductions, losses and credits. Therefore, these financial
statements do not include any provision for corporate income taxes.

Estimates
The presentation of financial statements in conformity with U.S. generally
accepted accounting principles requires management to make estimates and
assumptions that affect the reported amounts of assets and liabilities and
disclosure of contingent assets and liabilities at the date of the financial
statements and the reported amounts of revenues and expenses during the
reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company defines cash equivalents
as highly liquid investments with original maturities of less than ninety days that are not
held for sale in the ordinary course of business.

1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Revenue Recognition
The Company recognizes revenue when fees are billed to clients for services rendered, and has determined the fees to be collectible.

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2.   **COMMITMENTS AND CONTINGENCIES**

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2013.

3.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $82,645, which was $77,645 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 66.00%.

4.   **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER**
     RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

5.   **INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS**
     UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

FALLBROOK CAPITAL SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2013

	SCHEDULE 1
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 89,825
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Accounts receivable	(4,580)
Prepaid expenses	(2,600)
NET CAPITAL	82,645
AGGREGATE INDEBTEDNESS:	
Commission payable	54,542
Total aggregate indebtedness	54,542
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	5,000
Excess net capital	77,645
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 76,645
Percentage of aggregate indebtedness to net capital	66.00%

There is not material difference in the above computation and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2013.

See Independent Auditors' Report and
Notes to Financial Statements.

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5(e)(4)
AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S
SIPC ASSESSMENT RECONCILIATION

To the Directors
Fallbrook Capital Securities Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form SIPC-7 – pages 12 - 13 - to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Fallbrook Capital Securities Corp. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences.

2. Compared the amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no material difference.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

5. There was no application of overpayment, thus, no difference between the current assessment and the original computation.

See Independent Auditors' Report and
Notes to Financial Statements
10

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specific parties.

OrvJBELw., P.C.

Athens, Georgia
February 22, 2014

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended December 31 , 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Fallbrook Capital Securities Corp #101180
26610 Agoura Road
Suite 120
Calabasas, CA 91302

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jim Garrard 404-401-4185

2. A. General Assessment (item 2e from page 2) $ 3,497.97

   B. Less payment made with SIPC-6 filed (exclude interest)   (1,188.08   )
      06-26-2013
      Date Paid

   C. Less prior overpayment applied   (   )

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,309.91

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 2,309.91

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fallbrook Capital Securites Corp.
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 28 day of January , 20 14 .

CFO/FINOP
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __January 1__ , 20 __13__
and ending __December 31__ , 20 __13__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,654,550.14

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

  Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   8,193.69

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

  ## Consulting   247,166.66

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

  Enter the greater of line (i) or (ii)

  Total deductions

2d. SIPC Net Operating Revenues $ 1,399,189.79

2e. General Assessment @ .0025 $ 3,497.97

  (to page 1, line 2.A.)

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

To the Board of
Fallbrook Capital Securities Corp.

In planning and performing our audit of the financial statements and supplementary schedule of Fallbrook Capital Securities Corp. (the "Company"), as of and for the year ended December 31, 2013, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2013 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

OWBB &Co., P.C,

Athens, Georgia
February 22, 2014

1720 EPPS BRIDGE PARKWAY, SUITE 108-381

ATHENS, GEORGIA 30606

PH 770-500-9798

FAX 678-868-1411

WBOWDEN@VOLCPA.COM